Exhibit 21.1

Significant Subsidiaries of Ultragenyx Pharmaceutical Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Dimension Therapeutics, Inc.	Delaware
Ultragenyx Holdco LLC	Delaware
Ultragenyx Argentina SRL	Argentina
Ultragenyx Brasil Farmacêutica Ltda.	Brazil
Ultragenyx Canada Inc.	Canada
Ultragenyx International Ltd.	Cayman Islands
Ultragenyx International UX001 Ltd.	Cayman Islands
Ultragenyx International UX003 Ltd.	Cayman Islands
Ultragenyx International UX007 Ltd.	Cayman Islands
Ultragenyx International UX0023 Ltd.	Cayman Islands
Ultragenyx Colombia SAS	Colombia
Ultragenyx France SAS	France
Ultragenyx Germany GmbH	Germany
Ultragenyx Mexico, S. de R.L. de C.V.	Mexico
Ultragenyx Netherlands B.V.	Netherlands
Ultragenyx Europe GmbH	Switzerland
Ultragenyx UK Ltd	United Kingdom